SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  MAYSCOM, INC.

                     (formerly NNN-HUNTOR ASSOCIATES, INC.)



(Jurisdiction  of  Incorporation)                                         Nevada


4  Normandy  Drive,  Kenner  LA                                            70065
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:         (504)  466-7004



  The following Securities are to be registered pursuant to Section 12(g) of the
                                      Act:


                       Class-A Common Voting Equity Stock

                                    8,444,000

                                  June 12, 2000


     The EXHIBIT INDEX is located at page 35 of this Registration Statement

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                                     PART I
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                          UNNUMBERED ITEM: INTRODUCTION


     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over-the-Counter Bulletin Board, often called "OTCBB". This Registrant's common stock is not presently quoted on the OTCBB, the NQB Pink Sheets, or elsewhere, and had never traded in brokerage transactions. The requirements of the OTCBB are that the financial statements and information about the Registrant be reported periodically to the Commission and be and become information that the public can access easily. This Registrant wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended or excused under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this Registrant will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the Registrant.


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                        ITEM 1.  DESCRIPTION OF BUSINESS.
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 (A)  BUSINESS  DEVELOPMENT.

      (1) FORM AND YEAR OF ORGANIZATION. This Corporation ("the Registrant") was duly incorporated in Nevada on June 13, 1990, as NNN-Huntor Associates, Inc. On June 13, 1990, the Registrant issued 110,000 shares of common stock for organizational services and expenses, to founder Miller Mays III, for provision of the initial business plan to enter the long-distance reselling business, and for services as the Registrant's Chief Executive Officer.

     Between June 15, 1990 and February 16, 1994, we issued a total of 90,000 to a total of 201 sophisticated investors, with pre-existing relationships with management, in separate issuances, all at $0.01 (then the par value of our common stock) per share, and all pursuant to section 4(2) of the Securities Act of 1933, as detailed in the following paragraph:

     On  June  15,  1990,  the  issuer  sold  10,225 new investment shares to 23 investors at par value $0.01 per share. On July 17, 1990, the issuer sold 425 investment shares to a single investor at par value $0.01 per share. On November 28, 1990, the issuer sold 8,665 new investment shares to 19 investors at par value $0.01 per share.

      On May 22, 1991, the issuer sold 12,770 new investment shares to 30 investors at par value $0.01 per share. On July 7, 1991, the issuer sold 4,335 new investment shares to 10 investors at par value $0.01 per share. On October
16, 1991, the issuer sold 12,440 new investment shares to 26 investors at par value $0.01 per share.

      On January 18, 1993, the issuer sold 15,030 new investment shares to 33 investors at par value $0.01 per share. On September 5, 1993 the issuer sold 12,670 new investment shares to 28 investors at par value $0.01 per share.

      On February 16, 1994 the issuer sold 13,440 new investment shares to 30 investors at par value $0.01 per share.

     As a result of the foregoing, we had 200,000 shares issued and outstanding as of February 16, 1994.
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     On  or about December 15, 1999, we made major changes to our business plan.
     On January 25, 2000, we reincorporated and restated our articles of incorporation to change our corporate name to its present name, to increase our authorized capital to the present 100,000,000 shares, and to change the par value of each share from $0.01 to the present $0.001. We then effected a 1 to 40 forward split of our common stock, such that the former 200,000 shares became 8,000,000 share issued and outstanding.

     On March 28, 2000, we placed 444,000 (post-forward) new investment shares to 13 highly sophisticated investors (with pre-existing relationships with management) at $0.25 per share.

     As a result of the foregoing, we have 8,444,000 shares issued and outstanding and 214 shareholders of record. There are no lock-up or shareholder pooling agreements between or among shareholders of this Registrant. All shares are owned and controlled independently by the persons to whom they are issued.

                Our Internet address is www.mayscom.bizland.com.

     REPORTING UNDER THE 1934 ACT. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-K-SB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information.

     We are not required to register our common stock pursuant to Section 12(g) of the 1934 Act, but as a practical matter, we are doing so voluntarily in order to pursue acceptance for quotation on the Over-the-Counter Bulletin Board (OTCBB).

      (2) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

 (B)  BUSINESS  OF  THE  REGISTRANT.

      (1) PRINCIPAL PRODUCTS OR SERVICES AND THEIR MARKETS. After some years of frustration and inability to launch our intended operation, in late 1999, we made some major revisions to our original business plan to enter the long-distance reselling business. We have determined to purchase in bulk, and resell long distance services and provide businesses with connection to broadband services. We will offer our services across leased access to end-to-end broadband network with links to all the major markets in the United States and thereafter to the rest of the world.

    The market for provision of broadband services is projected to grow from approximately $178 billion in 1999 to approximately $360 billion by 2009. The network combines local and long-haul capacity with voice and data switching facilities and is capable of carrying a substantial portion of its users communications traffic from point of origin to point of termination.

      (2) DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES. We will purchase blocks of long distance services from the major carriers and then resell the service to businesses, much like the 10-10-220 providers, however without the requirement of dialing the access code numbers .

    Our core business will be that of providing client companies with access to the broadband network by the sub-contracting of hub site buildings and then

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providing  the  client  with connection to the hub site via microwave, a service known in the business as the last mile . Access to the broadband network allows a client company to access communications and information services, including: local and long distance services; always-on and dial-up Internet services; ATM, frame relay and IP data transport services; web hosting services; and LAN and WAN systems integration.

    Local communications service historically has been carried by incumbent local providers over their legacy networks. The portion of these legacy networks that ultimately connects to customer buildings, called the "last mile", is typically copper wire. Without enhancements, copper wire is poorly suited to support high-bandwidth services. The rapid growth of bandwidth-intensive communications services, such as Internet access, data transport, audio and video streaming and e-commerce applications, has created an increasingly acute shortage of transmission capacity across the last mile.

    Management believes that there are more than 750,000 commercial buildings in the United States. Only a small percentage of these buildings have broadband connections, most of which are made using fiber-optic cable. Further, construction of last-mile fiber connections has slowed substantially in recent years due to the high cost and long delays associated with extending fiber to most buildings. Since labor constitutes the largest cost component in the construction of last-mile fiber, we believe that it will become increasingly less cost effective to connect the majority of commercial buildings with last-mile fiber.

    Management also believes that its fixed wireless infrastructure provides an optimal solution for delivering broadband capacity across the last mile. In contrast to fiber, the majority of the cost associated with establishing the Company s fixed wireless connections is related to technology and equipment, the cost of which has tended to decrease over time as the technology develops and becomes more widely used. As such, we are able to connect customer buildings at a cost which is substantially less than that incurred in a fiber-build strategy. This significant cost advantage enables us to economically deliver broadband capacity, services and applications to a larger addressable market than would otherwise be possible with fiber or other facilities-based broadband alternatives. Management believes that it will be able to bring broadband last-mile connections to a majority of commercial buildings in each of its target markets on a cost-effective basis. Where economically warranted or otherwise complementary to our overall system architecture, we may use fiber to establish the last-mile broadband connection to a building.

    Our typical customer is serviced by placing a 10 to 12 inch digital microwave antenna on the roof of the customer's building. The customer's voice, data and video communications traffic travels from the customer's premises over the building's internal wiring to this rooftop antenna. The traffic is then routed via wireless transmission to another antenna located on a nearby hub site building which has a direct line of site to the antenna on the customer's building. Hub sites serve as aggregation points for the reception and distribution of our customers' traffic. Hub sites are located to maximize the number of potential buildings from which such sites can receive and distribute this communications traffic. These hub sites are typically located on our intracity fiber rings, allowing traffic received there to continue on at broadband speeds to switching centers where it is routed to its final destination.

    We will use capacity in the 38 GHz spectrum and the 31 and 28 GHz, or LMDS spectrum, as well as other portions of the radio spectrum for its wireless connections. The system can provide customers with up to an OC-3 (more than 2,000 voice grade equivalents) of transmission capacity over a single wireless link, which is more than 2,700 times faster than the fastest dial-up service currently in general use. The capacity of these wireless links has risen dramatically in recent years and management expects that it will continue to expand as wireless technology advances.

    The system deploys point-to-point and point-to-multipoint connections in our local network infrastructure. Point-to-point connections use a single dedicated link between two antennas having line of site to each other, one located on the

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customer's  building  and  one  at  our hub site. Point-to-multipoint technology allows for simultaneous transmissions between a single hub site antenna and multiple customer building antennas to which it has line of sight.

    A point-to-multipoint connection allows for the cost of the hub site antenna to be allocated over numerous customer building sites, rather than just one, and reduces the capital expenditures necessary to bring broadband service to a particular customer building. In addition, the use of point-to-multipoint technology gives the Company the unique ability to allocate and share network capacity on an as-needed basis and supply customers with bandwidth-on-demand to address their dynamic capacity needs.

      (3) THE MAYSCOM BUSINESS STRATEGY. We expect that continued advances in technology will make available to businesses an increasingly comprehensive range of communications services and applications designed to help them operate more effectively. These services and applications will drive the continued increase in demand for broadband communications capacity. Our objective is to become a leading single-source provider of communications capacity, applications and related services for businesses in its target markets. The strategy is to exploit the low-cost characteristics of the Company s fixed wireless facilities to deliver last-mile, broadband connections to a wider market. The relatively low cost and comparatively short time required to connect the Company s network to a building, as compared to fiber, allows it to offer broadband services to a far wider addressable market than is possible for fiber-based or other broadband service providers. Because this cost is relatively low, it can often be recaptured by revenues derived from a single customer in the building. As a result, the profitability of incremental customers increases dramatically.

      (4)  STATUS  OF  ANY  PUBLICLY  ANNOUNCED  NEW  PRODUCT  OR SERVICE. None.

      (5) COMPETITIVE BUSINESS CONDITIONS AND THE SMALL BUSINESS REGISTRANT'S COMPETITIVE POSITION IN THE INDUSTRY. We are entering a highly competitive industry. Competition is intense and the intensity can be expected to increase. Many larger and better capitalized firms may be expected to compete intensely for customers of like or similar services. The long distance telephony market and, in particular, the Internet telephony market, is highly competitive. There are several large and numerous small competitors, and we expect to face continuing competition based on price and service offerings from existing competitors and new market entrants in the future. The principal competitive factors in the market include price, quality of service, breadth of geographic presence, customer service, reliability, network capacity and the availability of enhanced communications services.

     Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. As a result, certain of these competitors may be able to adopt more aggressive pricing policies, which could hinder our ability to market our Internet telephony services. One of our key competitive advantages is the ability to route calls through Internet service providers, which allows us to bypass the international settlement process and realize substantial savings compared to traditional telephone service. Any change in the regulation of an Internet service provider could force us to increase prices and offer rates that are comparable to traditional telephone call providers. We believe that the primary competitive factors determining success in the Internet and IP communications market are: quality of service, the ability to meet and anticipate customer needs through multiple service offerings, responsive customer care services, and price. Future competition could come from a variety of companies both in the Internet and telecommunications industries. These industries include major companies who have greater resources and larger subscriber bases than we have, and have been in operation for many years. We also compete in the growing market of discount telecommunications services including calling cards, prepaid cards, call-back services, dial-around or 10-10 calling and collect calling services.

      Traditional Telecommunications Carriers. Several traditional telecommunications companies, including industry leaders such as AT&T, Sprint,

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Deutsche  Telekom,  MCI  WorldCom  and  Qwest  Communications International have recently announced their intention to offer enhanced Internet and IP communications services in both the United States and internationally. All of these competitors are significantly larger than we are and have substantially greater financial, technical and marketing resources, larger networks, a broader portfolio of services, stronger name recognition and customer loyalty, well-established relationships with many of our target customers, and an existing user base to which they can cross-sell their services

     In addition, we compete in the market for Internet telephony services with companies that produce software and other computer equipment that may be installed on a user's computer to permit voice communications over the Internet. Current Internet telephony products include VocalTec Communications, Ltd.'s Internet Phone, QuarterDeck Corporation's WebPhone and Microsoft's NetMeeting.
Also, a number of large companies, including Cisco Systems, Inc., Lucent Technologies, Inc., Northern Telecom Limited, Nuera Communications and Dialogic Corp. offer or plan to offer server-based Internet telephony products. These products are expected to allow communications over the Internet between parties using a multimedia PC and a telephone and between two parties using telephones.

      (6) SOURCES OF AND AVAILABILITY OF RAW MATERIALS AND THE NAMES OF PRINCIPAL SUPPLIERS. Not Applicable.

      (7) DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS. Not Applicable. We have not launched operations.

      (8) PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS. None.

      (9) NEED FOR ANY GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES AND STATUS. We are entering a regulated industry. We would expect to incur expenses to comply with regulations of the Federal Communications Commission as applicable to our business. There may be ancillary requirements to comply with State or Local regulations. We have yet to determine comprehensively all of the regulations which will apply to our business.

      (10) EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS. Congress has recently adopted legislation that regulates certain aspects of the Internet, including online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. In addition, a number of initiatives pending in Congress and state legislatures would prohibit or restrict advertising or sale of certain products and services on the Internet, which may have the effect of raising the cost of doing business on the Internet generally. The European Union has also enacted several directives relating to the Internet, one of which addresses online commerce. In addition, federal, state, local and foreign governmental organizations are considering other legislative and regulatory proposals that would regulate the Internet. Increased regulation of the Internet may decrease its growth, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, results of operations and financial condition.

     The Federal Trade Commission has proposed regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. These regulations may include requirements that companies establish certain procedures to disclose and notify users of privacy and security policies, obtain consent from users for certain collection and use of information and to provide users with the ability to access, correct and delete personal information stored by the Company. These regulations may also include enforcement and redress provisions. There can be no assurance that we will adopt policies that conform to any regulations adopted by the FTC. Moreover, even in the absence of those regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. One investigation resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the principles noted above. We may become subject to a

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similar  investigation,  or  the  FTC's  regulatory  and enforcement efforts may adversely affect the ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide highly targeted opportunities for advertisers and electronic commerce marketers. Any of these developments would materially adversely affect our business, results of operations and financial condition.

     The European Union has adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, citizens of the European Union are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directive could, among other things, affect United States companies that collect information over the Internet from individuals in European Union member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. In particular, companies with offices located in European Union countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The directive does not, however, define what standards of privacy are adequate. As a result, the directive may adversely affect the activities of entities such as us that engage in data collection from users in European Union member countries.

     Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Changes to existing laws or the passage of new laws intended to address these issues could reduce demand for our services or increase the cost of doing business.

      (11) ESTIMATE OF AMOUNT SPENT ON RESEARCH AND DEVELOPMENT IN EACH OF LAST TWO YEARS. None.

      (12) COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS. Not Applicable.

      (13) NUMBER OF TOTAL EMPLOYEES AND FULL-TIME EMPLOYEES. We have one Officer and Director at this time.

      (14) YEAR 2000 COMPLIANCE, EFFECT ON CUSTOMERS AND SUPPLIERS. We have encountered no Year 2000 compliance issues or problems.


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   ITEM  2.  MANAGEMENTS  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION.
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 (A)  PLAN  OF  OPERATION:  NEXT  TWELVE  MONTHS.

      (1) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. We have substantial cash requirements for the next twelve months, for the reason that we anticipate considerable expenses in researching and compliance with regulatory filings, and launching our activities during the next twelve months, in addition to compliance with our reporting requirements.

     Reference is made to Note 3, Going Concern, of the Registrant's Audited Financial Statements: The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

     Whereas consideration was given to attracting capital to achieve our plan, through a business combination, we have determined that such a plan is not

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feasible  or  attractive  for  our  shareholders.  We  are  not  a candidate for acquisition and intend to pursue our business plan. Since the end of 1999, we have acquired cash of about $100,000. This amount is sufficient to sustain us in pre-launch development mode, but is not considered sufficient to launch operations.

     In order to achieve significant revenues, it will be necessary for us to pursue capital formation in two or more phases. The first phase will most likely be an additional private placement, or limited offering to accredited or sophisticated investors. We think that we would require an infusion of $250,000.00 to accomplish our first phase, to launch operations. These amounts would be allocated to legal and professional expenses to meet our regulatory requirements, both applicable to our business, and for our continued compliance with the Securities Exchange Act of 1934, for our continuing audit, for web-site maintenance and up-grades, and a minimal staff of a few employees. Unless we are able to achieve this level of additional funding, we may not be able to launch operations in the next twelve months.

     As a practical matter, we have exhausted our ability to raise funds as a non-trading company. In order to pursue capital expansion, our common stock must be quotable for purchase and sale in brokerage transactions, to provide investors with minimal confidence that a market value for our common stock can be ascertained.

     It is not at all clear that this first phase of funding will provide sufficient working capital to sustain our operations until profitability can be achieved. It is likely that we would attain significant revenues before such revenues rise to the level of profitability, such that we may be required to incur quarterly and annual deficits, even after significant revenues are established.

     It is management's intention to seek additional second phase funding, as soon as revenues establish the potential viability of our operation, to sustain those operations until true profitability is achieved. The amount of such a second phase offering, and the method of offering have not been determined, and are difficult to determine in advance of completion of our first phase funding and launch of operations. While it may be possible to approach the second phase by a private offering, it is likely that we would pursue a registered public offering, without underwriting, of a sufficient number of shares to meet our needs as then determined.

     We do not anticipate any contingency upon which we would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so, after the effectiveness of this 1934 Act registration. It is in our compelling interest to report our affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to establish and maintain our qualification for the OTCBB.

 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      (1) OPERATIONS AND RESULTS FOR THE PAST TWO FISCAL YEARS. We have not launched our operations and have recently modified and substantially refined our business plan. We had no significant operations during the past several years. We have recorded no revenues or expenses during that time. Beginning with this year 2000, we have incurred legal, professional and auditing expenses totalling $4,250, as of May 31, 2000.

      (2) FUTURE PROSPECTS. Our business plan is deemed to be ambitious, in the light of competitive factors, and the need for substantial capital and investor support before significant revenues. The risks of business failure cannot be ignored. There is no assurance that we can attract the capital we need, and no guaranty that even if we achieve our desired funding, and launch operations, that our program will succeed. Even if successfully launched and funded, there is no guaranty that our business will prove profitable over time, or that new technologies will not obviate our program or impose on us additional costs to re-tool or change or method of operation.

     Investment in our corporation must be deemed highly speculative for the present and indefinite future.



--------------------------------------------------------------------------------
                        ITEM 3.  DESCRIPTION OF PROPERTY.
--------------------------------------------------------------------------------


     The Registrant has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys. Reference is made to Note 5, Related Party Transactions, of the Registrant's Audited Financial Statements:
"The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein."


--------------------------------------------------------------------------------
    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
--------------------------------------------------------------------------------


 (A) SECURITY OWNERSHIP OF MANAGEMENT. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. Please refer to explanatory notes if any, for clarification or additional information.

 (B) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. Please refer to explanatory notes if any, for clarification or additional information.


             The Remainder of this Page is Intentionally left Blank

                                    TABLE A/B
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

 Name and Address of Beneficial Owner  Actual           %
                                       Ownership
---------------------------------------------------------
Miller Mays III                        4,400,000    54.70
4 Normandy Drive
Kenner LA 70065
---------------------------------------------------------
All Officers and Directors as a Group  4,400,000    54.70
=========================================================
Total Shares Issued and Outstanding    8,444,000   100.00
=========================================================


 (C) CHANGES IN CONTROL. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of our Registrant.

--------------------------------------------------------------------------------
     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
--------------------------------------------------------------------------------


     The following persons are the Directors of Registrant, having taken office from the inception of the Registrant, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

Miller L. Mays, III, 55, Sole Officer and Director, brings management experience to the Registrant, of which he has been the sole officer since its original inception, June 13, 1990. From 1994 until December 14, 1998 he was the president and CEO of Innovest Capital Sources Corporation, a Colorado corporation, and also president of Telco Holdings Corporation, a Joint Venture Partner with Grace Medical Billings of New Orleans. From 1989-1992 he was Vice President and C.E.O. of JDI International Telecommunications, Inc. (built an international toll system in Eastern Russia, which was sold to Midcom of Seattle); from 1987- 1991, Chairman of the Board of MRCS, the largest medical collection agency in Louisiana, and also President of PMF Capital, Inc. (Funded medical receivables). From 1981-1984, he was Vice President, Director and Founder of Telemarketing, Inc., a Long distance reseller; and from 1973-1979, District Manager of Ryder
Truck Rental, Inc. Mr. Mays was educated at Louisiana Tech University, Ruston Louisiana. He is a resident of Louisiana and married with two children.

--------------------------------------------------------------------------------
                        ITEM 6.  EXECUTIVE COMPENSATION.
--------------------------------------------------------------------------------


     There is no present program of executive compensation, and no plan or compensation is expected to be adopted or authorized at any time before an acquisition is effected. Present management is not expected to be the subject of such compensation then. Such future plan of compensation as may be adopted after acquisition would be expected to encompass new management and not present management. Present management has indicated previously that it will not be compensated by any finders fees or other indirect compensation for its services as management on behalf of shareholders. Management is beneficially interested in the share ownership of the principal shareholder and expects to profit thereby, and only thereby, upon effecting a profitable acquisition for the benefit of all shareholders.

--------------------------------------------------------------------------------
            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
--------------------------------------------------------------------------------

     There are no material relationships or related transactions except as disclosed in Item 4, and the table and notes.

--------------------------------------------------------------------------------
                       ITEM 8.  DESCRIPTION OF SECURITIES.
--------------------------------------------------------------------------------

THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. The Registrant is authorized to issue 100,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 8,444,000 are issued and outstanding.

COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

SECONDARY TRADING refers to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to Section 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally "Restricted Securities" as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant; however, as to shares owned by affiliates of the Registrant, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

UNRESTRICTED SHARES OF COMMON STOCK. A total of 8,444,000 shares are issued and outstanding. 4,400,000 shares are held by affiliates of the Registrant. The affiliate shares were issued pursuant to Section 4(2) of the 1933 Act, and are more than one year old. Rule 144 would permit affiliate resales in limited amounts, normally; however, it is the opinion of our Special Securities Counsel that these sole founder's shares are probably not entitled to reliance on Rule 144(e)(1) for resale in brokerage transactions at this time. It cannot now be determined when such reliance might be available. The reasons for this uncertainty lies in the fact that the issuer has not launched operations and has no revenues. It is reasonable to assume that resales by the sole founder at this stage might not be the kind of ordinary transaction contemplated by 4(1) of the 1933 Securities Act, and Rule 144.

      4,044,000 shares are owned by non-affiliates of the Registrant. Of these, 3,600,000 are believed to be unrestricted securities which could be sold in brokerage transactions in compliance with Rule 144. Of those non-affiliate shares 444,000 are new investment shares less than one year old, and are Restricted Securities not entitled to resale in brokerage transactions until about March 28, 2001.

OPTIONS AND DERIVATIVE SECURITIES. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

RISKS OF "PENNY STOCK." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock share stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of the common stock of this Registrant, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. This Registrant has taken no action to register or qualify its common stock for resale pursuant to the "Blue Sky" laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell the existing securities of this Registrant may be unlawful in certain States.

             The Remainder of this Page is Intentionally left Blank

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------
                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                            AND SHAREHOLDER MATTERS.
--------------------------------------------------------------------------------


 (A) MARKET INFORMATION. The Common Stock of this Registrant has never traded Over the Counter on the Bulletin Board ("OTCBB"), or the Pink Sheets or otherwise. There has been no market activity of any kind in the securities of this Registrant.

 (B)  HOLDERS.  There  are  presently  214  shareholders  of  our  common stock.


 (C) DIVIDENDS. No dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.


--------------------------------------------------------------------------------
                           ITEM 2.  LEGAL PROCEEDINGS.
--------------------------------------------------------------------------------


     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.


--------------------------------------------------------------------------------
             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
--------------------------------------------------------------------------------


     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in our financial statements.


--------------------------------------------------------------------------------
                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
--------------------------------------------------------------------------------


     On March 28, 2000, we placed and sold 444,000 (post-forward) new investment shares, at $0.25 per share to 13 highly sophisticated investors, known and determined by management to be sophisticated investors with pre-existing relationships to management. The determination of the sophistication of Investors was made in consideration of their respective incomes, net worth, and investment experience.

--------------------------------------------------------------------------------
               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.
--------------------------------------------------------------------------------


     There is no provision in the Articles of Incorporation, nor the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. The Registrant is aware of certain provision of the Nevada Corporate Law which affects indemnity of Officers or Directors.

      NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.

--------------------------------------------------------------------------------
                                    PART F/S

                           FINANCIAL STATEMENTS                             PAGE
F-1     Audited  Financial  Statements  for  the  years ended December 31, 1999,
         1998, 1997, and from inception June 13, 1990.                        15
--------------------------------------------------------------------------------
 FINANCIAL  STATEMENTS  PAGE
F-2    Un-Audited  Financial Statements for the five months ended May 31, 2000.
                                                                              27
================================================================================

--------------------------------------------------------------------------------
                                       F-1

                          AUDITED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, 1997,
                        AND FROM INCEPTION JUNE 13, 1990.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           NNN-HUNTOR ASSOCIATES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                DECEMBER 31, 1998
                                DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

INDEPENDENT  AUDITORS  REPORT                    18

ASSETS                                           19

LIABILITIES  AND  STOCKHOLDERS  EQUITY           20

STATEMENTS  OF  OPERATIONS                       21

STATEMENTS  OF  STOCKHOLDERS  EQUITY             22

STATEMENT  OF  CASH  FLOWS                       23

NOTES  TO  FINANCIAL  STATEMENTS                 24 - 26

                             BARRY L. FRIEDMAN, PC.
                           CERTIFIED PUBLIC ACCOUNTANT
                              1582  TULITA  DRIVE
                           LAS  VEGAS,  NEVADA  89123

                        INDEPENDENT  AUDITORS'  REPORT

BOARD  OF  DIRECTORS
NNN-HUNTOR  ASSOCIATES,  INC.
KENNER,  LOUISIANA

                              JANUARY  17,  2000

     I have audited the accompanying Balance Sheets of NNN-Huntor Associates, Inc., as of December 31, 1999, December 31, 1998, and December 31, 1997, AND THE related STATEMENTS OF OPERATIONS, stockholders' equity and cash flows for the three years ended December 31, 1999, December 31, 1998, and December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and ]perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NNN-Huntor Associates, Inc., as of December 31, 1999, December 31, 1998, and December 31, 1997, and the results of its operations and cash flows for the three years ended December 31, 1999, December 31, 1998, and December 31, 1997, in conformity with generally accepted accounting principles.
     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/
Barry  L.  Friedman
Certified  Public  Accountant

                           NNN-HUNTOR ASSOTIATES, INC.
                          (A Development Stage Company)
                                     Assets

                       December   December   December
                       31, 1999   31, 1998   31, 1997
-----------------------------------------------------
ASSETS
Current Assets        $       0  $       0  $       0
                      ---------  ---------  ---------
Total Current Assets  $       0  $       0  $       0
                      ---------  ---------  ---------
Other Assets          $       0  $       0  $       0
                      ---------  ---------  ---------
Total Other Assets    $       0  $       0  $       0
                      ---------  ---------  ---------
Total Assets          $       0  $       0  $       0
                      =========  =========  =========

   The accompanying notes are an integral part of these financial statements.

                           NNN-HUNTOR ASSOTIATES, INC.
                          (A Development Stage Company)
                      Liabilities and Stockholders' Equity

                                     December    December    December
                                    31, 1999    31, 1998    31, 1997
---------------------------------------------------------------------
Current Liabilites                 $       0   $       0   $       0
                                   ----------  ----------  ----------
Total Current Liabilites           $       0   $       0   $       0
                                   ----------  ----------  ----------
Stockholders' Equity (Note #1)
Common Stock, par value $.01
authorized 2,500,000 shares
issued and outstanding at
December 31, 1997-200,000 shares   $       0   $       0   $   2,000
December 31, 1998-200,000 shares   $       0   $   2,000   $       0
December 31, 1999-200,000 shares   $   2,000   $       0   $       0
Additional Pain in Capital         $       0   $       0   $       0
Deficit accumulated during
the development stage                ($2,000)    ($2,000)    ($2,000)
                                   ----------  ----------  ----------
Total Stockholders Equity          $       0   $       0   $       0
                                   ----------  ----------  ----------
Total Liabilities and
Stockholders' Equity               $       0   $       0   $       0
                                   ----------  ----------  ----------

   The accompanying notes are an integral part of these financial statements.

                           NNN-HUNTOR ASSOTIATES, INC.
                          (A Development Stage Company)
                             Statement of Operations

                                      Year           Year           Year           Year
                                      Ended          Ended          Ended          Ended
                                      December 31,   December 31,   December 31,   December 31,
                                               1999           1998           1997           1999
Income                                $           0  $           0  $           0  $           0
Expenses
General and Administrative            $           0  $           0  $           0  $       2,000
Total Expenses                        $           0  $           0  $           0  $       2,000
Net Profit (Loss)                     $           0  $           0  $           0        ($2,000)
Net Profit (Loss)
per weighted share (Note #1)          $           0  $           0  $           0       ($0.0100)
Weighted average
number of common shares outstanding         200,000        200,000        200,000        200,000

   The accompanying notes are an integral part of these financial statements.

                           NNN-HUNTOR ASSOTIATES, INC.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity

                                           Additional
                       Common Stock          Paid-In      Accumulated
                     Share         Amount   Capital        Deficit
----------------------------------------------------------------------
Balance,
December 31, 1996         200,000  $ 2,000  $         0       ($2,000)
Net Loss year ended
December 31, 1997               0  $     0  $         0  $          0
                     ------------  -------  -----------  -------------
Balance,
December 31, 1997         200,000  $ 2,000  $         0       ($2,000)
Net Loss year ended
December 31, 1998               0  $     0  $         0  $          0
                     ------------  -------  -----------  -------------
Balance,
December 31, 1998         200,000  $ 2,000  $         0       ($2,000)
Net Loss year ended
December 31, 1999               0  $     0  $         0  $          0
                     ------------  -------  -----------  -------------
Balance,
December 31, 1999         200,000  $ 2,000  $         0       ($2,000)
                     ============  =======  ===========  =============

   The accompanying notes are an integral part of these financial statements.

                           NNN-HUNTOR ASSOTIATES, INC.
                          (A Development Stage Company)
                              Statement Cash Flows

                                       Year           Year           Year           June 13, 1990
                                       Ended          Ended          Ended          (inception)
                                     December 31,   December 31,   December 31,   to December 31,
                                        1999           1998           1997              1999
-------------------------------------------------------------------------------------------------
Cash Flows from
Operating Activities (Loss)        $           0  $           0  $           0           ($2,000)
Changes in Assets and Liabilites   $           0  $           0  $           0  $              0
                                   -------------  -------------  -------------  -----------------
Net Cash used in
Operating Activites                $           0  $           0  $           0  $        (2,000)
Cash Flows from
Investing Activities               $           0  $           0  $           0  $              0
Cash Flows from
Financing Activities
Issue common stock for cash        $           0  $           0  $           0  $          2,000
                                   -------------  -------------  -------------  -----------------
Net Increase (decrease) in cash    $           0  $           0  $           0  $              0
Cash, beginning of period          $           0  $           0  $           0  $              0
                                   -------------  -------------  -------------  -----------------
Cash, end of period                $           0  $           0  $           0  $              0
                                   =============  =============  =============  =================

   The accompanying notes are an integral part of these financial statements.

                           NNN-HUNTOR ASSOCIATES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
           December 31, 1999, December 31, 1998, and December 31, 1997


NOTE  i  -  HISTORY  AND  ORGANIZATION  OF  THE  COMPANY

     The Company was organized June 13, 1990, under the laws of the State of Nevada, as NNN-Huntor Associates, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On June 13, 1990, the company issued 200,000 common shares of its authorized 2,500,000 common shares of $0.01 par value common stock for $ 2,000.00 of cash.

NOTE  2  -  ACCOUNTING  POLICIES  AND  PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

1.     The  Company  uses  the  accrual  method  OF  accounting.

2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

4.  The  Company  has  adopted  a  year  end  of  December  31.
NOTE  3  -  GOING  CONCERN
     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in ,-the normal course of business. However, the Company has no current source of revenue Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE  4  -  WARRANTS  AND  OPTIONS

     There are no warrants or options to acquire any additional shares of common stock.

                           NNN-HUNTOR ASSOCIATES, INC.
                          (A Development Stage Company)


                     NOTES TO FINANCIAL STATEMENTS CONTINUED
           December 31, 1999, December 31, 1998, and December 31, 1997


NOTE  5  -  RELATED  PARTY  TRANSACTION

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available ' such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE  6  -  OFFICERS  ADVANCES

     While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company may advance funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free. As December 31, 1999, no funds have been advanced.

                             BARRY L. FRIEDMAN, PC.
                           Certified Public Accountant


To  Whom  It  May  Concern:

     The firm of Barry L. Friedman, P.C., Certified Public Accountant consents to the inclusion of their report of January 17, 2000, on the Financial Statements of NNN-Huntor Associates, Inc., as of December 31, 1999, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.


Very  truly  yours,

/s/
Barry  L.  Friedman
Certified  Public  Accountant

--------------------------------------------------------------------------------
                                       F-2

                         UN-AUDITED FINANCIAL STATEMENTS

                            FOR THE FIVE MONTHS ENDED
                                  MAY 31, 2000
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

BALANCE  SHEETS                                                  29

STATEMENTS  OF  LOSS  AND  ACCUMULATED  DEFICIT                  30

STATEMENT  OF  STOCKHOLDERS  EQUITY                              31

STATEMENTS  OF  CASH  FLOW                                       32

NOTES  TO  FINANCIAL  STATEMENTS                                 33 - 34

                                  MAYSCOM, INC.
                           BALANCE SHEETS (UNAUDITED)
              For the fiscal years ended December 31, 1998 and 1999
             And the five month periods ended May 31, 1999 and 2000

                                                     May 31,                December 31,
                                                  2000      1999            1999      1998
                                              ---------  --------  --------------  --------
ASSETS
CURRENT ASSETS
Cash                                          $106,750   $     0   $           0   $     0
Total Current Assets                           106,750         0               0         0
TOTAL ASSETS                                  $106,750   $     0   $           0   $     0
                                              =========  ========  ==============  ========

STOCKHOLDERS' EQUITY
Common Stock, $.001 par value; authorized
100,000,000 shares; issued and outstanding,
8,000,000 shares and 8,444,000 shares            8,444     8,000           8,000     8,000

Additional paid-in capital                     104,556    (6,000)         (6,000)   (6,000)
Accumulated Surplus (Deficit)                   (6,250)   (2,000)         (2,000)   (2,000)
                                              ---------  --------  --------------  --------
Total Stockholders' Equity                     106,750         0               0         0
                                              ---------  --------  --------------  --------
STOCKHOLDERS' EQUITY                          $106,750   $     0   $           0   $     0
                                              =========  ========  ==============  ========

   The accompanying notes are an integral part of these financial statements.

                                  MAYSCOM, INC.
             STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
                   For the fiscal year ended December 31, 1999
             And the five month periods ended May 31, 1999 and 2000

                                                     June 13, 1990
                                                         (inception)
                            May 31,                  to May 31,
                                  2000         1999            2000
                            -----------  ----------  ---------------
Revenues                    $        0   $        0  $            0
                            -----------  ----------  ---------------
Total Expenses                   4,250            0           6,250
                            -----------  ----------  ---------------
Net Income (Loss)              ($4,250)  $        0         ($6,250)
                            ===========  ==========  ===============
Earnings (Loss) per Share    ($0.00053)  $        0       ($0.00078)
                            ===========  ==========  ===============
Weighted average number
of shares outstanding        8,000,000    8,000,000       8,000,000
                            ===========  ==========  ===============

   The accompanying notes are an integral part of these financial statements.

                                  MAYSCOM, INC.
                   STATEMENT OF STOCKHOLDERS (DEFICIT) EQUITY
    For the period from inception (June 13, 1990) through December 31, 1990,
       And for the years ended December 31, 1991 through December 31, 1999
                  And the five month period ended May 31, 2000

                                   Common Stock       Additional    Accumulated     Total Stock-
                               Number of       Par     Paid-In        Surplus      holders' Equity
                                 Shares        Value   Capital        (Deficit)        (Deficit)
                               ------------  ------  ------------  -------------  -----------------
Inception (June 13, 1990)               -0-  $    0  $         0   $          0   $               0
Inception through December
31, 1990: Stock issued for
cash and services                 8,000,000   8,000       (6,000)          (220)              1,780
Year ended December 31, 1991              0       0            0           (400)              1,380
Year ended December 31, 1992              0       0            0           (400)                980
Year ended December 31, 1993              0       0            0           (400)                580
Year ended December 31, 1994              0       0            0           (400)                180
Year ended December 31, 1995              0       0            0           (180)                  0
Year ended December 31, 1996              0       0            0              0                   0
Year ended December 31, 1997              0       0            0              0                   0
Year ended December 31, 1998              0       0            0              0                   0
Year ended December 31, 1999              0       0            0              0                   0
Sale of Common stock for
    cash @ $.25 per share           444,000     444      110,556              0                   0
Net loss during period ended
    May 31, 2000                          0       0            0         (4,250)                  0
Balances, May 31, 2000            8,444,000  $8,444  $   104,556        ($6,250)  $         106,750
                               ============  ======  ============  =============  =================

   The accompanying notes are an integral part of these financial statements.

                                  MAYSCOM, INC.
                       STATEMENT OF CASH FLOW (UNAUDITED)
                   For the fiscal year ended December 31, 1999
             And the five month periods ended May 31, 1999 and 2000

                                                     June 13, 1990
                                                      (inception)
                                         May 31,       to May 31,
                                      2000    1999        2000
                                   --------  -----  --------------
Operating Activities
Net Income (Loss)                  ($4,250)  $   0        ($6,250)
                                   --------  -----  --------------
Total working capital (used)        (4,250)      0         (6,250)
                                   --------  -----  --------------
Increase (Decrease) in
working capital                     (4,250)      0         (6,250)
                                   --------  -----  --------------
Cash flows from financing
activities; sale of common stock   111,000       0        113,000
Net increase (decrease) in cash    106,750       0        106,750
                                   --------  -----  --------------
Cash at Beginning of Period            -0-       0              0
Cash at End of Period              106,750     -0-        106,750
                                   ========  =====  ==============

   The accompanying notes are an integral part of these financial statements.

                                  MAYSCOM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   for the fiscal year ended December 31, 1999
                 and for the periods ended May 31, 1999 and 2000

1  -FORMATION  AND  OPERATIONS  OF  THE  COMPANY

MaysCom, Inc., (the "Company"), was incorporated under the laws of the State of Nevada on June 13, 1990 to enter the business of purchasing and reselling long distance services. In January, 2000, the Company was reorganized to take advantage of the large market for provision of access to the broadband network by the sub-contracting of "hub site buildings" and then providing the client with connection to the hub site via microwave, a service known in the business as the "last mile". The Company is authorized to issue 100,000,000 Common Shares each with a par value of $0.001. During 1990, the Board of Directors and Shareholders of the Company authorized the issuance of 4,400,000 shares of Common Stock to its organizer and 3,600,000 shares of its Common Stock pursuant to Section 4 (2). In January 2000, the Board of Directors and Shareholders of the Company authorized the issuance of a minimum of 400,000, and a maximum of 500,000 shares of its Common Stock in a Regulation D, 506 offering. As of the date of these statements 444,000 shares have been sold pursuant to that offering.

2-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

(a)     BASIS  OF  ACCOUNTING

Accounting records of the Company and financial statements are maintained and prepared on an accrual basis.

(b)     FISCAL  YEAR

The Company's proposed fiscal year end for accounting and tax purposes is December 3 1.

(c)     ORGANIZATION  COSTS

The Company incurred $2,000 of organization costs in 1990. These costs, which were paid by shareholders of the Company and which were exchanged for 8,000,000 shares of common stock having a par value of $8,000 and additional paid-in capital of ($6,000). These costs were amortized on a straight line method over a 60 month period. These costs will be recovered only if the Company is able to generate a positive cash flow from operations.

(d)     CASH  EQUIVALENTS

For Financial Accounting Standards purposes, the Statement of Cash Flows, Cash Equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. Whatever cash amounts included on the Company's Statements of Cash Flow, however, will be comprised exclusively of cash.

MaysCom,  Inc.
Notes  to  Financial  Statements
for the fiscal year ended December 31, 1999 and for the periods ended May 31, 1999 and 2000 continued

3-PROPERTY  AND  EXECUTIVE  COMPENSATION

(a)     PROPERTY:

The Company's offices and all of its records are located at 4 Normandy Drive, Kenner, LA 70065.

(b)     EXECUTIVE  COMPENSATION:

Since inception, the Company has paid no cash compensation to its officers or directors. Officers of the Company will be reimbursed for out-of-pocket expenses and may be compensated for the time they devote to the Company. In addition, Officers may receive compensation for services performed on behalf of the Company. The terms of any such compensation will be determined on the basis of the nature and extent of the services which may be required and will be no less favorable to the Company than the charges for similar services made by independent third parties who are similarly qualified. No officer or director is required to make any specific amount or percentage of his business time available to the Company.

4-STOCKHOLDERS'EQUITY.

The Company, as originally incorporated in Nevada, was authorized to issue 2,500,000 shares of common stock having a par value of $0.01. In January 2000 the Company was reincorporated in Nevada with a capitalization of 100,000,000 shares authorized at $0.001 par value each. During 1990, 8,000,000 post split and post recapitalization shares of Common Stock, were authorized for issuance in exchange for organizational costs which were valued by management at a net total of $2,000. In January, 2000, the Company authorized a change in capitalization to authorize 100,000,000 common shares each with a par value of $0.001 and a 40 for one forward split of its issued and outstanding shares. All presentations of stockholders' equity within these statements have been stated as if the recapitalization and forward split had been in effect since inception. In March 2000, 444,000 shares of Common Stock, were issued in exchange for cash of $111,000.


5-INCOME  TAXES:

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The Company incurred net operating losses for the years ended December 31, 1990 through January 31, 1995 and during the first two months of 2000. These net operating losses, which will begin to expire in the year 2005, do not create a deferred tax asset pending demonstration of the Company's future profitability. As such, no provision has been recorded on the books.

--------------------------------------------------------------------------------
                                    PART III

                           ITEM 1.  INDEX TO EXHIBITS.
--------------------------------------------------------------------------------

                                  Exhibit Index


      Exhibit     Table Category  /  Description of Exhibit     Page Number
       Table
         #
--------------------------------------------------------------------------------
          [2]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
      2.1      Current Articles of Incorporation: January 21, 2000.           37
      2.2      Articles of Amendment: January 25, 2000.                       40
      2.3      By-Laws                                                        42
      2.4      Original Articles of Incorporation: June 13, 1990              51
================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                                  MAYSCOM, INC.

                        (formerly NNN-HUNTOR ASSOCIATES)

                                       by

                                     /s/
                                 Miller Mays III
                            sole Officer and Director

--------------------------------------------------------------------------------
                                   EXHIBIT 2.1

                            ARTICLES OF INCORPORATION
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION
                                       OF
                           NNN-HUNTOR ASSOCIATES, INC.


     ARTICLE  I.  The  name  of  the  Corporation is NNN-HUNTOR ASSOCIATES, INC.

     ARTICLE II. Its principal office in the State of Nevada is 774 Mays Blvd. #10, Incline Village NV 89452. The initial resident agent for services of process at that address is N&R Ltd. Group, Inc

     ARTICLE III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.

     ARTICLE IV. The corporation shall have authority to issue an aggregate of 100,000,000 shares of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $100,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

     ARTICLE V. No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

     ARTICLE VI. The name and address of the Incorporator of the corporation is William Stocker, Attorney at Law, 34700 Pacific Coast Highway, Suite 303, Capistrano Beach CA 92624, phone (949) 248-9561, fax (949) 248-1688. The affairs of the corporation shall be governed by a Board of Directors of not less than one (1) nor more than (7) persons. The Incorporator shall act as Sole Initial Director.

     ARTICLE VII. The Capital Stock, after the amount of the subscription price or par value, shall not be subject to assessment to pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

     ARTICLE VIII. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day,

Dated:  January  21,  2000.



                                      /s/
                                 William Stocker
                                 Attorney at Law
                                  Incorporator

--------------------------------------------------------------------------------
                                   EXHIBIT 2.2

                              ARTICLES OF AMENDMENT
--------------------------------------------------------------------------------

              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                                       OF
                           NNN-HUNTOR ASSOCIATES, INC.

                (BEFORE PAYMENT OF CAPITAL OR ISSUANCE OF STOCK)


     The Incorporator/Directors of the Corporation William Stocker certifies that:

     1. He constitutes 100% of the original incorporators and directors of NNN-HUNTOR ASSOCIATES, INC.

     2. The Original Articles were filed in the Office of the Secretary of State on January 21, 2000.

     3. As of the date of this Certificate, no stock of the corporation has been issued.

     4.  They  hereby  adopt  the following amendment(s) to the Articles of this
Corporation:


                    ARTICLE I IS AMENDED TO READ AS FOLLOWS:

     ARTICLE  I.  The  Name  of  the  Corporation  is  Mayscom,  Inc.


     5.  In  all other respects, the Articles of Incorporation remain unchanged.

Dated:  January  24,  2000


/s/                            /s/
William  Stocker               William  Stocker
Incorporator  or  Director     Incorporator  or  Director

--------------------------------------------------------------------------------
                                   EXHIBIT 2.3

                                     BY-LAWS
--------------------------------------------------------------------------------

                                     BY-LAWS
                                       OF
                                  MAYSCOM, INC.
                              A NEVADA CORPORATION


                                    ARTICLE I
                                CORPORATE OFFICES


     The principal office of the corporation in the State of Nevada shall be located at 774 Mays Blvd. Suite 10, Incline Village NV 89451. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                   ARTICLE II
                             SHAREHOLDERS' MEETINGS

SECTION  1.  PLACE  OF  MEETINGS

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION  2.  ANNUAL  MEETINGS

     The time and date for the annual meeting of the shareholders shall be set by the Board of Directors of the Corporation, at which time the shareholders shall elect a Board of Directors and transact any other proper business. Unless the Board of Directors shall determine otherwise, the annual meeting of the shareholders shall be held on the second Monday of March in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3.  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

SECTION  4.  NOTICES  OF  MEETINGS

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.
Closing  of  Transfer  Books  or  Fixing  Record  Date.

     (a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty
(20)  days  immediately  preceding  such  meeting.

     (b) In lieu of closing the stock transfer books, the directors may prescribe a day not more than sixty (60) days before the holding of any such meeting as the day as of which stockholders entitled to notice of the and to vote at such meeting must be determined. Only stockholders of record on that day are entitled to notice or to vote at such meeting

     (c) The directors may adopt a resolution prescribing a date upon which the stockholders of record are entitled to give written consent to actions in lieu of meeting. The date prescribed by the directors may not precede nor be more than ten (10) days after the date the resolution is adopted by directors.

SECTION  5.  VOTING  LIST.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten
(10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION  6.  QUORUM.

     At any meeting of stockholders, a majority of fifty percent plus one vote, of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION  7.  PROXIES.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Such proxies may be deposited by electronic transmission.

SECTION  8.  VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

SECTION  9.  ORDER  OF  BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.     Roll  Call.
     b.     Proof  of  notice  of  meeting  or  waiver  of  notice.
     c.     Reading  of  minutes  of  preceding  meeting.
     d.     Reports  of  Officers.
     e.     Reports  of  Committees.
     f.     Election  of  Directors.
     g.     Unfinished  Business.
     h.     New  Business.


SECTION  10.  INFORMAL  ACTION  BY  STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all shareholders is promptly given of all action so taken.

SECTION  11.  BOOKS  AND  RECORDS.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the Stockholder(s) all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.

                                   ARTICLE III
                               BOARD OF DIRECTORS

SECTION  1.  GENERAL  POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION  2.  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     The number of directors of the corporation shall be a minimum of one (l) and a maximum of nine (7), or such other number as may be provided in the Articles of Incorporation, or amendment thereof. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION  3.  REGULAR  MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION  4.  SPECIAL  MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION  5.  NOTICE.

     Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION  6.  QUORUM.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION  7.  MANNER  OF  ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION  8.  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION  9.  REMOVAL  OF  DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION  10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION  11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION  12.  EXECUTIVE  AND  OTHER  COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (l) or more directors. Each such committee shall serve at the pleasure of the board.


                                   ARTICLE IV
                                    OFFICERS


SECTION  1.  NUMBER.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION  2.  ELECTION  AND  TERM  OF  OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the event that no election of officers be held by the directors at that time, the existing officers shall be deemed to have been confirmed in office by the directors.

SECTION  3.  REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION  4.  VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION  5.  PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION  6.  CHAIRMAN  OF  THE  BOARD.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

SECTION  7.  SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  8.  TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  9.  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.


                                    ARTICLE V
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION  1.  CONTRACTS.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.


SECTION  2.  LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION  3.  CHECKS,  DRAFTS,  ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

SECTION  4.  DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.


                                   ARTICLE VI
                                   FISCAL YEAR

     The fiscal year of the corporation shall begin on the 1st day of January in each year, or on such other day as the Board of Directors shall fix.


                                   ARTICLE VII
                                    DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

                                  ARTICLE VIII
                                      SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".


                                   ARTICLE IX
                                WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


                                    ARTICLE X
                                   AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted in the same manner as their adoption, by the Board of Directors if so adopted; by a vote of the stockholders representing a majority of all the shares issued and outstanding, if so adopted or adopted by the Board of Directors; or, in any case, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.


                                  CERTIFICATION

     THE SECRETARY of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

EXECUTED,  AND  CORPORATE  SEAL  AFFIXED,  this  day  of  January  25,  2000.



                                 Miller Mays III

                                 Miller Mays III
                                    Secretary

--------------------------------------------------------------------------------
                                   EXHIBIT 2.4

                       ORIGINAL ARTICLES OF INCORPORATION
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION
                                       OF
                           NNN-HUNTOR ASSOCIATES, INC.


     First:     The  name  of  the  corporation  is: NNN-Huntor Associates, Inc.

     Second: Its principal place in the State of Nevada is located at 1000 East William Street, Suite 100, Carson City, Nevada 89701, that this corporation may maintain an office, or offices, in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors, or by the By-Laws of said corporation, and that this Corporation may conduct all Corporation business of every kind and nature, including the holding of all meetings of Directors and Stockholders, outside the State of Nevada as well as within the State of Nevada.

     Third:     The  objects for which this Corporation is formed are: To engage in  any  lawful  activity,  including,  but  not  limited  to  the  following:

     (A) Shall have such rights, privileges and powers as may be conferred upon corporations by any existing law.

     (B) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes and objects for which this corporation is organized.

     (C) Shall have power to have succession by its corporate name for the period limited in its certificate or articles of incorporation, and when no period is limited, perpetually, or until dissolved and its affairs wound up according to law.

     (D)     Shall  have power to sue and be sued in any court of law or equity.

     (E)     Shall  have  power  to  make  contracts.

     (F) Shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country.

     (G) Shall have power to appoint such officers and agents as the affairs of the corporation shall require, and to allow them suitable compensation.

     (H) Shall have power to make by-laws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transactions of its business, and the calling and holding of meetings of its stockholders.

     (I) Shall have power to wind up and dissolve itself, or be wound up or dissolved.

     (J) Shall have power to adopt and use a common seal or stamp, and alter the same at pleasure. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The corporation may use a seal or stamp, if its desires, but such use or nonuse shall not in any way affect the legality of the document.

     (K) Shall have power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.

     (L) Shall have power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidences of the indebtedness created by, any other corporation or corporations of the State of Nevada, or any other state or government, and, while owners of such stock, bonds, securities or evidences of indebtedness, to exercise all rights, powers and privileges of ownership, including the right to vote, if any.

     (M) Shall have power to purchase, hold, sell and transfer shares of its own capital stock, and use therefor its capital, capital surplus, surplus, or other property or fund.

     (N) Shall have power to conduct business, have one or more offices, and hold, purchase, mortgage and convey real and personal property in the State of Nevada, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.

     (O) Shall have power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its certificate or articles of incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth in the certificate or articles of incorporation of the corporation, or any amendment thereof.

     (P) Shall have power to make donations for the public welfare or for charitable, scientific or educational purposes.

     (Q) Shall have power to enter into partnerships, general or limited, or joint ventures, in connection with any lawful activities.

     Fourth: That the total number of voting common stock authorized that may be issued by the Corporation is Two Million Five Hundred Thousand (2,500,000) shares of stock with $.01 nominal or par value and no other class of stock shall be authorized. Said shares with $.01 nominal or part value may be issued by the corporation from time to time for such consideration as may be fixed from time to time by the Board of Directors.

     Fifth: The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this Corporation, providing that the number of directors shall not be reduced by less than one (1).

     The name and post office address of the first Board of Directors shall be one (1) number and listed as follows:

     NAME                                   POST  OFFICE  ADDRESS

Lewis  E.  Laughlin                     1000  East  William  Street,  Suite  100
                                        Carson  City,  Nevada  89701

     Sixth:     The capital stock, after the amount of the subscription price or par value, has been paid in, shall not be subject to assessment to pay the debts of the incorporation.

     Seventh:     The  name  and post office address of the Incorporator signing the  Articles  of  Incorporation  is  as  follows:

     NAME                                   POST  OFFICE  ADDRESS

Lewis  E.  Laughlin                     1000  East  William  Street,  Suite  100
                                        Carson  City,  Nevada  89701

     Eighth:     The  resident  agent  for  this  corporation  shall  be:

                            LAUGHLIN ASSOCIATES, INC.

The address of said agent, and, the principal or statutory address of this corporation in the State of Nevada, shall be:

                       1000 East William Street, Suite 100
                            Carson City, Nevada 89701

     Ninth:     The  corporation  is  to  have  perpetual  existence.

     Tenth:     In  furtherance and not in limitation of the powers conferred by statute,  the  Board  of  Directors  is  expressly  authorized:

     Subject to the By-Laws, if any, adopted by the Stockholders, to make, alter or amend the By-Laws of the Corporation.

     To fix the amount to be reserved as working capital over and above its capital stock paid, in; to authorize and cause to be executed, mortgages and liens upon the real and personal property of this Corporation.

     By resolution passed by a majority of the whole Board, to designate one (1) or more committees, each committee to consist of one or more of the Directors of the Corporation, which, to the extent provided in the resolution, or in the By-Laws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. Such committee, or committees, shall have such name, or names, as may be stated in the By-Laws of the Corporation, or as may be determined from time to time by resolution adopted by the Board of Directors.

     When and as authorized by the affirmative vote of the Stockholders holding stock entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the Corporation, including its goodwill and its corporate franchises, upon such terms and conditions as its board of Directors deems expedient and for the best interests of the Corporation.

1 Eleventh: No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

     Twelfth: No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director of officers (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

     Thirteenth: This Corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon Stockholders herein are granted subject to this reservation.

     I, THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a Corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, accordingly here hereunto set my hand this 7th day of June, 1990.



                                       \s\
                                Lewis E. Laughlin


STATE  OF  NEVADA     )
                    )  SS:
CARSON  CITY          )

On this 7th day of June, 1990, in Carson City, Nevada, before me, the undersigned, a Notary Public in and for Carson City, State of Nevada, personally appeared:

                                Lewis E. Laughlin

Known to me to be the person whose name is subscribed to the foregoing document and acknowledged to me that he executed the same.


                                       \s\
                                  Notary Public
Lorree  A.  Ratto
Notary  Public  -  Nevada
Carson  City
My  Appt.  Expires  Oct.  26,  1992

I, Laughlin Associates, Inc. hereby accept as Resident Agent for the previously named corporation.


6-7-90         /s/
Date          Sandra  Webb,  Sales/Service  Advisor